EXHIBIT 99.17

PENGROWTH ENERGY CORPORATION
Special Meetings Held on December 18, 2019
REPORT OF VOTING RESULTS
Pursuant to Section11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations
This report sets out the matters voted upon and the results of the votes conducted at the special meeting of holders of common shares (“Shareholders”) and at the special meeting of holders of secured debt (“Secured Debtholders”) of Pengrowth Energy Corporation ("Pengrowth") held on December 18, 2019.
The total number of common shares represented in person and by proxy at the Shareholder special meeting was 308,298,767, representing 55.04% of Pengrowth’s issued and outstanding common shares as of the record date.
The total amount of secured debt represented in person and by proxy at the Secured Debtholder special meeting was $597,300,122, representing 99.28% of Pengrowth’s secured indebtedness under the credit facility and secured notes as of the record date.
Approval of Arrangement
A special resolution of the Shareholders and special resolution of the Secured Debtholders, the full text of which is set forth in Appendix A to the information circular and proxy statement of Pengrowth dated November 18, 2019 (the "Information Circular"), to approve an arrangement under Section 193 of the Business Corporations Act (Alberta) involving Pengrowth, Cona Resources Ltd., Waterous Energy Fund (Canadian) LP, Waterous Energy Fund (International) LP, and Waterous Energy Fund (US) LP, all as more particularly described in the Information Circular, was voted on by ballot and approved as follows:
Shareholders (voting together as a single class of securities)

Vote For	% (of shares voted)	Against	% (of shares voted)
268,981,524	87.25	39,317,144	12.75
Secured Debtholders (voting as a single class of securities)

Vote For	% (of total secured indebtedness)	Against	% (of total secured indebtedness)	Withheld	% (of total secured indebtedness)
562,817,842	93.55	34,512,270	5.74	4,313,770	0.72